SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15-d-16 of
The Securities Exchange Act of 1934

For September 21, 2004

Commission File Number 000-17434

DRAXIS HEALTH INC.

(Translation of registrant’s name into English)

6870 Goreway Drive, 2nd Floor
Mississauga, Ontario  L4V 1P1
CANADA

(Address of principal offices)

Registrant files annual reports under cover of Form 20-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRAXIS HEALTH INC.

By:/s/:Alida Gualtieri
General Counsel & Secretary

Dated: September 21, 2004

For Immediate Release

September 21, 2004

DRAXIS Initiates Phase II Trial of INFECTON® in the United States

FDA approves additional study for molecular imaging in osteomyelitis

Mississauga, Ontario, September 21, 2004 - DRAXIMAGE Inc., the radiopharmaceutical subsidiary of DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX) has received approval from the United States Food and Drug Administration (FDA) to initiate a Phase II clinical study of INFECTON®, a novel radiopharmaceutical molecular imaging agent for detecting and determining the location of difficult-to-diagnose infection in the body.  This study will examine patients suffering from bacterial osteomyelitis, a chronic or acute infection of the bone.  Two other trials with INFECTON® are currently being conducted in Canada, one involving diabetic patients suffering from bacterial infections of the foot and the other in patients with either known soft tissue infections or chronic inflammatory conditions.

This clinical trial is a single-dose, open-label, multi-center trial involving patients with signs and symptoms of bacterial osteomyelitis and will be conducted at designated centers in the United States.  Enrollment will begin immediately and will continue into the beginning of 2005.  The principle investigator is Dr. Christopher J. Palestro of the Long Island Jewish Medical Center.

“This additional Phase II study will allow us to examine the use of INFECTON® for molecular imaging in difficult cases of osteomyelitis, a serious and debilitating problem, that is currently very difficult to diagnose or follow,” said Dr. Richard J. Flanagan, President of DRAXIMAGE Inc.  “We believe that INFECTON® has the potential to replace several existing imaging procedures that are non-specific for infection, including white blood cell imaging, which is not only complex but also involves some risk in the handling of human blood.  INFECTON® should also permit the long-term monitoring of the success of antibiotic therapy in osteomyelitis.”

The three Phase II studies for INFECTON® now being conducted in Canada and the United States follow the successful completion of a Phase I safety and dosimetry trial in Canada in 2003. The Phase I study examined product safety, pharmacokinetic parameters and radiation dosimetry in normal healthy volunteers and INFECTON® was found to be safe and well tolerated by the subjects at the administered dosages.  In addition, INFECTON® has previously been studied outside North America in a multi-centre clinical research project involving a series of 879 patients and co-ordinated by the International Atomic Energy Agency.

Osteomyelitis is an acute or chronic bone infection, usually caused by bacteria.  The infection that causes osteomyelitis usually originates in another part of the body and spreads to the bone via the blood.  Affected bone may have been predisposed to infection because of recent trauma.  In children, the long bones are usually affected, while in adults, the vertebrae and the pelvis are the most commonly involved.  Bone infection is most often caused by bacteria but can also be caused by fungi.  Chronic osteomyelitis results when bone tissue dies as a result of the lost blood supply.  Chronic infection can persist intermittently for years.  The incidence of osteomyelitis is approximately 2 in 10,000 people.

INFECTON® is the proprietary combination of the widely used antibiotic, ciprofloxacin, with Technetium (99mTc), the most commonly used radioisotope in nuclear medical imaging.  The INFECTON® kit for the preparation of 99mTc-ciprofloxacin is a diagnostic radiopharmaceutical that has the potential to selectively distinguish infection from inflammation by binding directly with an essential component of the bacterial DNA replication system.

It is anticipated that INFECTON® will be useful for the molecular imaging of infection in several serious medical conditions such as fever of unknown origin, osteomyelitis, pneumonia, tuberculosis, wound infection, abdominal abscess, equivocal appendicitis and opportunistic infections in immune compromised patients.

About DRAXMAGE Inc.

DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed®, a next-generation brachytherapy implant for treating prostate cancer.  DRAXIMAGE has several products in late-stage development, including two technetium-99m-based diagnostic imaging products: FIBRIMAGE® for imaging deep vein thrombosis currently in Phase III in Canada and INFECTON® for imaging infection currently in Phase II.

About DRAXIS Health Inc.

DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc.  DRAXIS Health employs over 450 staff and reported revenues in 2003 in excess of US$49 million.

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company’s products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company’s filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone:877-441-1984